UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. INITIAL FILING)*
Bowflex, Inc. (BFX Ticker Symbol)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
63910B102

(CUSIP Number)
Pathik Rami, 1711 Monkton Farms Drive, Monkton, Maryland 21111 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
10/31/2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition
that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e)
, 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 63910B102

13D

Page 2 of 3 Pages











1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY) Safe Asset  Group, Limited
Partnership




2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?X


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)     ?


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Alaska, United States of America








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

1,760,367


8.

SHARED VOTING POWER

0


9.

SOLE DISPOSITIVE POWER

1,760,367


10.

SHARED DISPOSITIVE POWER

0






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,760,367


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
(see instructions)    ?



13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.44% of common stock of Bowflex, Inc.


14.

TYPE OF REPORTING PERSON (see instructions)

PN








CUSIP No. 63910B102

13D

Page 2 of 3 Pages










Item 1.  Security and Issuer.
This filing relates to common stock of Bowflex, Inc., formerly
Nautilus, Inc. , 16400 S.E. Nautilus Drive, Vancouver,
Washington, 98683.

Item 2.  Identity and Background.
Safe Asset Management, Limited Partnership is an Alaska limited partnership
 established in 2018 with a principal place of business in Baltimore County, Maryland.
That place is being changed to 1711 Monkton Farms Drive,
Monkton, Maryland, 21111.
The principal business of Safe Asset is asset management.
 The general partner of Safe Asset is Pathik Rami, address at 1711 Monkton Farms Drive, Monkton, MD 21111. His principal business is entrepreneur, done through Safe Asset Managment.
 Neither Safe Asset nor Mr. Rami has any convictions relevant to this filing.
Neither Safe Asset nor Mr. Rami is, nor has been in the last five years, party to
any proceedings or order or decree relating any federal or state
securities laws.   Mr. Rami is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.
The price of the securities varied as they were purchased over time with funds coming from the personal funds of Safe Asset
Management.   The total acquisition cost was $2,054, 124.

Item 4.  Purpose of Transaction.
Safe Asset Management has no current intention of seeking to take control of Bowflex, Inc. but does intend to seek to make Bowflex, Inc. profitable over the long term. Safe Asset Management may buy additional shares or sell the shares
acquired.   It has no plans to effect any action which relate to
or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer
or any of its subsidiaries.   Safe Asset Management has no plans
which relate to or would result in sale of a material amount of assets of issuer or its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, although as a five percent shareholder Safe Asset Management may seek a place on the board of directors, nor to cause any material change in the present capitalization or dividend policy of the issuer; nor does Safe Asset Management seek any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; nor does Safe Asset Management seek changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; nor does Safe Asset Management seek or intend causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; nor does Safe Asset seek to cause a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; nor any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
Safe Asset Management now owns 1,760,367 shares in Bowflex, Inc.
This represents 5.44% of common stock of Bowflex, Inc.   All
shares are beneficially owned by Safe Asset Management and were
bought for that purpose.    Copies of Purchase records attached

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.
None other than acquisition record






CUSIP No. 63910B102

13D

Page 3 of 3 Pages





SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME SAFE ASSET
MANAGEMENT, LIMITED
PARTNERSHIP


Pathik Rami /s/

General Partner


Date